EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

SPEEDWAY MOTORSPORTS, INC.

ACTUAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Actual Ratios Of Earnings To Fixed Charges
Income from continuing operations before income taxes and accounting changes	$70,017	$70,035	$81,447	$96,279	$100,784	$85,370	$75,195
Fixed charges, excluding capitalized amounts:
Interest expense	15,258	28,511	29,807	26,721	22,095	11,166	11,635
Amortization of financing costs	—	1,364	1,775	1,734	1,629	766	875

Earnings as defined	85,275	99,910	113,029	124,734	124,508	97,302	87,705

Fixed charges:
Interest expense	15,258	28,511	29,807	26,721	22,095	11,166	11,635
Capitalized interest	3,846	4,667	2,912	2,386	2,335	1,654	1,079
Amortization of financing costs	—	1,364	1,775	1,734	1,629	766	875

Fixed charges	19,104	34,542	34,494	30,841	26,059	13,586	13,589

Ratio of earnings to fixed charges	4.5x	2.9x	3.3x	4.0x	4.8x	7.2x	6.5x

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Pro Forma Ratio Of Earnings To Fixed Charges
Pro forma adjusted income from continuing operations before income taxes and accounting changes	$104,679	$77,791
Pro forma fixed charges, excluding capitalized amounts:
Interest expense	18,673	9,337
Amortization of financing costs	1,155	578

Pro forma income as defined	124,507	87,706

Pro forma fixed charges:
Interest expense	18,673	9,337
Capitalized interest	1,952	976
Amortization of financing costs	1,155	578

Pro forma fixed charges	21,780	10,891

Pro forma ratio of earnings to fixed charges	5.7x	8.1x